1095 Avenue of the Americas
New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

December 2, 2013

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Laura Hatch, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Hatch:

Thank you for your telephonic comments received on November 15, 2013 regarding the registration statement on Form N-1A for the Trust with respect to Market Vectors Emerging Markets Aggregate Bond ETF (formerly, Market Vectors LatAm Aggregate Bond ETF) (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2013. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statements on its behalf. Below, we describe the changes that will be made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

Prospectus

Comment 1.	Please confirm that the Fund does not expect to incur acquired fund fees and expenses.

Response 1.	We hereby confirm that the Fund does not expect to incur acquired fund fees and expenses.

Comment 2.	Please remove the “Fee Waivers and Expense Reimbursement” and “Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement” line items and the related footnote (a) in the Fund Fees and Expenses table in each Fund’s prospectus or confirm that the expense limitation referred to in footnote (a) continues for a period of at least one year from the date of the prospectus and revise the footnote accordingly.

Response 2.	We hereby confirm that the expense limitation will continue for a period of at least one year from the date of the Fund’s prospectus and have revised the footnote accordingly.

Comment 3.	Please confirm that the Adviser cannot recoup fees waived or expenses reimbursed.

Response 3.	The Adviser cannot recoup fees waived or expenses reimbursed.

Comment 4.	Please confirm that the Index is comprised exclusively of bonds or revise the disclosure to add an 80% policy to invest in bonds consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended.

Response 4.	We hereby confirm that the Index is comprised exclusively of bonds.

Comment 5.	Please revise the “Principal Investment Strategies” section to provide a statement about the maturity of Index constituents.

Response 5.	The disclosure will be revised accordingly.

Comment 6.	Unless the Fund is advised by or sold through an insured depository institution, please delete the sentence in the first paragraph in the section “Principal Risks of Investing in the Fund” in the summary and statutory portions of the Prospectus that states “An investment in the Fund is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”

Response 6.	We respectfully acknowledge the comment; however, we believe that the referenced disclosure is appropriate.

Comment 7.	In the performance section of the prospectus, please update the quoted year-to-date performance through September 30, 2013.

Response 7.	The disclosure will be revised accordingly.

Comment 8.	Please include the disclosure required by Item 8 of Form N-1A regarding payments to broker/dealers and other financial intermediaries.

Response 8.	Because no such payments are made by the Adviser, this disclosure is omitted as permitted by Item 8.

Comment 9.	The Staff notes that the section “Additional Information About the Fund’s Investment Strategies and Risks—Additional Investment Strategies” refers to the Fund’s possible use of convertible securities and depositary receipts not included in the Fund’s Index and states that they “may count towards compliance with the Fund’s 80% policy.” Please explain why the Fund believes these instruments could be counted towards compliance with the Fund’s 80% policy or remove the statement.

Response 9.	The disclosure will be revised to remove the cited statement in the Fund’s prospectus.

Comment 10.	The Staff notes that the section “Additional Information About the Fund’s Investment Strategies and Risks—Additional Investment Risks” refers to investments in derivatives. The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

Response 10.	We acknowledge the comment and confirm that the relevant derivatives disclosure was reviewed in light of Staff observations in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute.

Comment 11.	In the section “Shareholder Information” in the prospectus, include a statement that the price of the Fund’s shares is based on market price per Item 11(a)(1) of Form N-1A.

Response 11.	The disclosure will be revised accordingly.

Comment 12.	In the section “Shareholder Information” in the prospectus, please revise the disclosure to either: (i) provide a table showing the number of days the showing when the Fund’s shares traded at a premium or discount to NAV for the most recently completed calendar year, and the most recently completed calendar quarters since that year (or the life of the Fund, if shorter); or (ii) disclose a website address where shareholders can access premium/discount information required by (ii) per Item 11(g)(2) of Form N-1A or supplementally indicate where this disclosure is included.

Response 12.	The disclosure that is responsive to Item 11(g)(2) of Form N-1A is included under the heading “Premium Discount Information” in the Fund’s prospectus.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	neither Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss
- 4 -